Exhibit (12)

TARGET CORPORATION

Computations of Ratios of Earnings to Fixed Charges for the

Nine Months Ended October 29, 2005 and October 30, 2004

and for the Most Recent Five Fiscal Years

(Millions of Dollars)

	Nine Months Ended		Fiscal Year Ended
	October 29,	October 30,	Jan. 29,	Jan. 31,	Feb. 1,	Feb. 2,	Feb. 3,
	2005	2004	2005	2004	2003	2002	2001
Ratio of Earnings to Fixed Charges:

Earnings:
Net earnings	$1,469	$2,373	$3,198	$1,809	$1,623	$1,340	$1,247
Earnings from discontinued operations, net of tax	—	(75)	(75)	(190)	(247)	(239)	(285)
Gain on disposal of discontinued operations, net of tax	—	(1,222)	(1,238)	—	—	—	—
Provision for income taxes	909	653	1,146	984	851	675	600
Earnings from continuing operations before income tax	2,378	1,729	3,031	2,603	2,227	1,776	1,562

Fixed charges:
Interest expense	384	479	607	569	618	517	465
Interest portion of rental expense	64	55	85	68	48	50	63
Total fixed charges	448	534	692	637	666	567	528

Less:
Capitalized interest	(32)	(7)	(18)	(8)	(13)	(33)	(31)
Fixed charges in earnings	416	527	674	629	653	534	497
Earnings available for fixed charges	$2,794	$2,256	$3,705	$3,232	$2,880	$2,310	$2,059

Ratio of earnings to fixed charges	6.24	4.23	5.35	5.07	4.33	4.07	3.90

Note: Computation is based on continuing operations.